Filed Pursuant to Rule 433

Registration No. 333-130564;

333-130564-01;

333-130564-02;

333-130564-03

FINAL PRICING TERMS ON SUNOCO LOGISTICS PARTNERS OPERATIONS L.P. SENIOR NOTES DUE 2016

Issuer	Sunoco Logistics Partners Operations L.P.

Security Type	Senior Notes

Ratings	Baa2 / BBB (stable/stable)

Principal Amount	$175,000,000

Pricing Date	May 2, 2006

Settlement Date	May 8, 2006

Maturity Date	May 15, 2016

First Coupon Date	November 15, 2006

Treasury Benchmark	4.500% due 02/15/2016

Benchmark Price	95-10

Benchmark Yield	5.114%

Reoffer Spread to Benchmark	+103 bps

Reoffer Yield	6.144%

Coupon	6.125%

Reoffer Price (%)	99.858%

Reoffer Price ($)	$174,751,500

All-in Yield (%)	6.232%

Call Provisions	MW Call @ T + 15 bps

Payment Dates	Semi-annually each November 15 and May 15

Jt. Bookrunning Managers (Economics)	Barclays Capital (30%), Citigroup (30%)

Co-Managers (Economics)	Lehman Brothers (15%), Credit Suisse (5%), Raymond James (5%), SunTrust (5%), Citizens Bank (5%), Wachovia (5%)

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement, with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement for this offering in that registration statement, and other documents the issuer (including its parent, Sunoco Logistics Partners L.P.) has filed with the SEC for more complete information about the issuer (including its parent, Sunoco Logistics Partners L.P.) and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus supplement from Barclays Capital Inc. by calling 888-227-2275, Ext. 2663 or Citigroup Global Markets Inc. by calling 877-858-5407.